SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 14 July 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Sasol publishes investor newsletter on its website

Sasol Limited
Incorporated in South Africa)
Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

Sasol publishes investor newsletter on its website

Sasol has published Investor Insight, a newsletter aimed at
investors interested in Sasol, on its website.

Some of the highlights in this issue include a quarterly review of
Sasol's mining, fuel and chemical businesses, a closer look at
Sasol's plans to invest in coal-to-liquids plants in China as well
as updates on major projects under way in South Africa, Iran, Qatar
and Nigeria.

The newsletter can be accessed as follows:

http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=5600002&rootid=3.

14 July 2005

Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 14 July 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary